Exhibit 99.2

Recent Transactions
Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	8/25/2026	218,108.83	$11.21
BBH*	Class S Units of Beneficial Interest	Purchase	8/26/2026	147,453.08	$11.19
* On behalf of Client Accounts